SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 __________________________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com June 20, 2017	FIRM/AFFILIATE OFFICES CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS

VIA EDGAR

Marianne Dobelbower, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Energy Total Return Fund

Registration Statement on Form N-2 (File Nos. 333-214232; 811-23205)

Dear Ms. Dobelbower:

On behalf of FS Energy Total Return Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a telephone conversation on June 9, 2017 regarding Post-Effective Amendment #1 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-214232; 811-23205) (the “Registration Statement”). Your oral comments are summarized in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

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Marianne Dobelbower

June 20, 2017

Comments and Responses

1.	Please direct the Staff to the Fund’s multi-class exemptive relief.

The Fund is relying on exemptive relief originally granted to FS Global Credit Opportunities Fund, File No. 812-14567. See 1940 Act Rel. Nos. 32221 (Aug. 17, 2016) (Notice) & 32257 (Sept. 12, 2016) (Order).

2.	Please provide the Staff with an analysis of why the seed investment in the Fund of $20,000,000 by FS Investments and Magnetar is not a “joint enterprise or other joint arrangement or profit-sharing plan” within the meaning of Rule 17d-1 under the 1940 Act.

On March 15, 2017, FS Investments and Magnetar each purchased 800,000 shares in the Fund’s continuous public offering at $12.50 per share, for a total investment of $10,000,000 each (the “Seed Investment”). Each of FS Investments and Magnetar is an affiliated person of the Fund within the meaning of Section 2(a)(3) of the 1940 Act.

Rule 17d-1(a), as relevant here, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, from, acting as principal, participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, unless the SEC approves an exemptive application with respect to such joint transaction. Rule 17d-1(c), as relevant here, defines “joint enterprise or other joint arrangement or profit-sharing plan” to mean any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of such registered investment company, or any affiliated person of such a person, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking.

The crux of the prohibition in Rule 17d-1 is that the investment company and its affiliate must act jointly.1 Here, neither FS Investments nor Magnetar

[1]	See SEC v. Talley Indust., Inc., 399 F.2d 396, 403 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969) (while Section 17(d) is not limited to the typical joint venture, “some element of ‘combination’ is required”).

Marianne Dobelbower

June 20, 2017

acted jointly with the Fund. Rather, each of FS Investments and Magnetar purchased securities issued by the Fund in the Fund’s continuous public offering on the same terms and at the same time available to all other participants in the offering. Therefore, the Seed Investment did not fall within the prohibitions contained in Rule 17d-1. Indeed, we note that transactions of this type – i.e., purchases of a fund’s securities by an affiliated person of a fund – are expressly permitted under Section 17(a)(2) of the 1940 Act. We also note that it is common industry practice for fund sponsors and investment advisers to invest in the funds that they sponsor/advise.

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If you have any questions or if you require additional information, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/ Kenneth E. Burdon
Kenneth E. Burdon

cc:	Stephen S. Sypherd

FS Energy Total Return Fund